Exhibit 12.1

	Tweleve months ended December 31,
	2009	2008	2007	2006	2005	2004	2003

Excluding interest on deposits

Income before income taxes	9,100	12,261	13,577	13,789	14,048	9,531	8,821

Fixed charges
Interest on short-term borrowings & Long-term debt	1,099	2,392	2,141	1,884	1,609	1,213	1,354
one-third of net rental expense	208	144	141	138	123	111	118

Total fixed charges	1,307	2,536	2,282	2,022	1,732	1,324	1,472

Income from operations before income taxes and fixed charges	10,407	14,797	15,859	15,811	15,780	10,855	10,293

Fixed charges, as above	1,307	2,536	2,282	2,022	1,732	1,324	1,472
Preferred stock dividends (pretax) (1)	1,600	—	—	—	—	—	—

Fixed charges including preferred stock dividends	2,907	2,536	2,282	2,022	1,732	1,324	1,472

Ratio of earnings to fixed charges and preferred stock dividend requirements	3.58	5.84	6.95	7.82	9.11	8.20	6.99

Including interest on deposits

Fixed charges including preferred stock dividends, as above	2,907	2,536	2,282	2,022	1,732	1,324	1,472
Add: Interest on deposits	12,920	18,442	22,669	16,557	9,957	7,624	7,383

Total fixed charges including preferred stock dividends and interest on deposits	15,827	20,978	24,951	18,579	11,689	8,948	8,855

Income from operations before income taxes and fixed charges, as above	10,407	14,797	15,859	15,811	15,780	10,855	10,293

Add: Interest on deposits	12,920	18,442	22,669	16,557	9,957	7,624	7,383

Total income from operations before income taxes, fixed charges and interest on deposits	23,327	33,239	38,528	32,368	25,737	18,479	17,676

Ration of earnings to fixed charges and preferred stock dividend requirements	1.47	1.58	1.54	1.74	2.20	2.07	2.00

(1)	The preferred dividends, including accretion, were increased to amounts representing the pretax earnings that would be required to cover such dividend and accretion requirements